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                         [CAMPBELL RESOURCES INC. LOGO]

                                  PRESS RELEASE
                              For immediate release


                   CAMPBELL RESOURCES IS GRANTED AN EXTENSION
                 AND ANNOUNCES THE CLOSING OF EQUITY FINANCINGS


MONTREAL, MAY 29, 2006 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN BOARD:
CBLRF) announces that it has been granted an extension to August 31, 2006 of the initial order granted June 30th under the Companies' Creditors Arrangement Act (the "CCAA").

The Company is currently preparing a plan of arrangement to be presented to its creditors in early June. A vote on this plan by the creditors and its ratification by the Superior Court is expected by the end of June.

The Company also announces the closing of the equity financing with Sprott Securities Inc. ("Sprott") for a total amount of $10,000,000, as per the terms and conditions stated in the April 24th and May 10th, 2006 press releases. The net proceeds of the financing will be held in escrow until such conditions are met. Pursuant to the financing, the Company issued 125,000,000 special warrants (each a "Special Warrant") to various purchasers thereof. Each Special Warrant is exercisable into one common share and one-half of one common share purchase warrant (each a "Warrant") for no additional consideration, provided that certain conditions are met. Each Warrant will be exercisable into one common share upon payment of $0.15 per share for a period of two years. Such conditions include that the Company obtain all required approvals, including Court approval, for its plan pursuant to the CCAA and obtain a receipt for a final prospectus before September 27, 2006. If such conditions are not met, the purchase price paid by the purchasers for the Special Warrants will be returned to such purchasers.

The Company is continuing the process which will allow it to proceed with a rights offering to its shareholders for gross proceeds of up to $5 million. At the closing of the Rights Offering, Campbell and Nuinsco Resources Limited ("Nuinsco") will proceed with the closing of the Nuinsco private placement for an amount of $2,500,000. Terms and conditions of the Rights Offering and the Nuinsco private placement are the same as for the Sprott private placement.

Moreover, Campbell announces that, as of May 1st, Nuinsco began providing management services for Campbell's development and mining activities, as per the Operating Management Agreement.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

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Certain information contained in this release contains "Forward-Looking
Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2005. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -


FOR MORE INFORMATION :

CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514 875-9037                                               John Boidman, jboidman@renmarkfinancial.com
Fax: 514 875-9764                                                Tel.: 514 939-3989
afortier@campbellresources.com                                   Fax: 514 939-3717
                                                                 www.renmarkfinancial.com

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